UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Garrett Motion Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

366505105

(CUSIP Number)

Susanne V. Clark

Senior Managing Director and General Counsel

c/o Centerbridge Partners, L.P.

375 Park Avenue, 11h Floor

New York, New York 10152

(212) 672-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages

Exhibit Index Appears on Page 11

SCHEDULE 13D

CUSIP No. 366505105	Page 2 of 13 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit Partners Master, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 584,237
	9	Sole dispositive power None
	10	Shared dispositive power 584,237

11	Aggregate amount beneficially owned by each reporting person 584,237
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.77% (1)
14	Type of reporting person (see instructions) PN

(1)

All calculations of percentage ownership herein are based on a total of 75,788,279 shares of Common Stock issued and outstanding as of October 26, 2020, as reported on the Form 10-Q filed with the SEC by the Company on November 2, 2020.

SCHEDULE 13D

CUSIP No. 366505105	Page 3 of 13 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit Partners Offshore General Partner, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 584,237
	9	Sole dispositive power None
	10	Shared dispositive power 584,237

11	Aggregate amount beneficially owned by each reporting person 584,237
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.77%
14	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 366505105	Page 4 of 13 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit Cayman GP, Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 584,237
	9	Sole dispositive power None
	10	Shared dispositive power 584,237

11	Aggregate amount beneficially owned by each reporting person 584,237
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.77%
14	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 366505105	Page 5 of 13 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit GP Investors, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 584,237
	9	Sole dispositive power None
	10	Shared dispositive power 584,237

11	Aggregate amount beneficially owned by each reporting person 584,237
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.77%
14	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 366505105	Page 6 of 13 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Special Credit Partners III-Flex, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 2,805,763
	9	Sole dispositive power None
	10	Shared dispositive power 2,805,763

11	Aggregate amount beneficially owned by each reporting person 2,805,763
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.57%
14	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 366505105	Page 7 of 13 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Special Credit Partners General Partner III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 2,805,763
	9	Sole dispositive power None
	10	Shared dispositive power 2,805,763

11	Aggregate amount beneficially owned by each reporting person 2,805,763
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.57%
14	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 366505105	Page 8 of 13 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CSCP III Cayman GP Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 2,805,763
	9	Sole dispositive power None
	10	Shared dispositive power 2,805,763

11	Aggregate amount beneficially owned by each reporting person 2,805,763
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.57%
14	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 366505105	Page 9 of 13 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey H. Aronson
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 3,390,000
	9	Sole dispositive power None
	10	Shared dispositive power 3,390,000

11	Aggregate amount beneficially owned by each reporting person 3,390,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.47%
14	Type of reporting person (see instructions) IN

Item 1.	Security and Issuer.

This Amendment No. 6 amends the Schedule 13D filed on October 5, 2020 and amended by Amendment No. 1 to Schedule 13D filed on October 16, 2020, Amendment No. 2 to Schedule 13D filed on October 20, 2020, Amendment No. 3 to Schedule 13D filed on November 4, 2020, Amendment No. 4 to the Schedule 13D filed on November 17, 2020 and Amendment No. 5 filed on December 23, 2020 (as amended, the “Schedule 13D”). The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of Garrett Motion Inc., a Delaware corporation (the “Company”), which has its principal executive office at La Pièce 16 Rolle, Switzerland. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the PSA (as defined below).

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

On January 11, 2021, the Company entered into a Plan Support Agreement (including the term sheet attached thereto, the “PSA”) with Centerbridge Partners, L.P., Oaktree Capital Management, L.P. (“Oaktree” and, together with Centerbridge Partners, L.P., the “Plan Sponsors”), Honeywell International Inc. (“Honeywell”) and certain other investors and parties. Specifically, the PSA is effective by and among the Plan Sponsors, Honeywell, Attestor Value Master Fund LP, The Baupost Group, L.L.C., Cyrus Capital Partners, L.P., FIN Capital Partners LP, Hawk Ridge Capital Management LP, IngleSea Capital, Keyframe Capital Partners, L.P., Newtyn Management, LLC, Sessa Capital (Master), L.P. and Whitebox Multi-Strategy Partners, L.P. (collectively, the “Additional Investors”), AllianceBernstein L.P., Benefit Street Partners LLC, Carronade Capital Management, LP, Diameter Master Fund LP, King Street Capital Management, L.P., Lord, Abbett & Co LLC, P. Schoenfeld Asset Management LP and funds represented or managed by Robeco Institutional Asset Management B.V. (collectively, the “Initial Consenting Noteholders”) and the Company.

The PSA amends and restates in its entirety that certain Third Amended and Restated Coordination Agreement, dated December 22, 2020 (including the term sheet attached thereto, the “Third A&R Coordination Agreement”), by and among the Plan Sponsors, Honeywell, the Additional Investors, and the Initial Consenting Noteholders. The PSA, among other things, adds the Company as a party. It is anticipated that, in addition to the Company, the remaining Debtors will execute the PSA. Further, the PSA contemplates the following changes from the Third A&R Coordination Agreement, among others:

•	the reorganized Company shall issue shares of Convertible Series A Preferred Stock at a purchase price of $1,250.8 million (increased from up to $1,150.8 million) in the aggregate;

•	the Convertible Series A Preferred Stock will automatically convert into common stock on the first date on or after the date that is two years from the Effective Date on which:

•	$125 million (increased from $100 million) or less of Amortization payments remain outstanding on the Series B Preferred Stock;

•	the common stock has a 75-day volume weighted average price per share that is greater than or equal to 150% of the conversion price; and

•	the reorganized Debtors’ adjusted EBITDA on a consolidated basis for the prior twelve months equals or exceeds $600 million for two consecutive quarters.

•

any accrued and unpaid dividends, whether or not previously declared, and any dividends paid in kind on shares of Convertible Series A Preferred Stock shall, as and when the initial liquidation preference of the Convertible Series A Preferred Stock (as adjusted) converts into common stock of the reorganized Company, be paid in cash or, at the reorganized Company’s option, convert at the lesser of: (i) the 30-day volume weighted average price per share of the common stock at the time of such conversion, or (ii) the fair market value of the common stock at the time of such conversion as determined by the New Board;

10

•

holders of common stock of the Company may elect to deliver their shares of such common stock to the reorganized Company for cancellation in exchange for a payment in cash on the Effective Date equal to $6.25 for each share properly delivered (the “Cash-Out Option”) (provided that parties to the PSA have agreed to retain their shares of common stock in lieu of electing the Cash-Out Option);

•

the Company shall conduct a rights offering, backstopped by the Plan Sponsors and the Additional Investors (severally, but not jointly), in which all holders of common stock of the Company that do not participate in the Cash-Out Option shall receive subscription rights to purchase (subject to compliance with all applicable securities laws) shares of Convertible Series A Preferred Stock at a purchase price of $200 million (increased from $100 million) in the aggregate in cash; and

•

in full and final satisfaction and in exchange for each claim of Honeywell arising under that certain Indemnification and Reimbursement Agreement, dated September 12, 2018, by and among Honeywell ASASCO Inc., Honeywell ASASCO 2 Inc., and Honeywell and that certain Indemnification Guarantee Agreement, dated as of September 27, 2018, by and among Honeywell ASASCO 2 Inc., as payee, Garrett ASASCO Inc., as payor, and certain subsidiary guarantors as defined therein (collectively, the “Indemnification Agreements”) and that certain Tax Matters Agreement by and among Garrett, Honeywell, Honeywell ASASCO Inc., and Honeywell ASASCO 2 Inc. (the “Tax Matters Agreement”), Honeywell shall receive: (a) an initial payment of $375 million (increased from $275 million) in cash on the Effective Date; and (b) Series B Preferred Stock of the reorganized Company, which shall provide for $834.8 million in total Amortization payments to Honeywell through the year 2030, unless repaid earlier on the terms and conditions set forth in the term sheet.

The PSA may be terminated upon the occurrence of certain events set forth in the PSA.

By signing the PSA, on the Effective Date, the Debtors shall release any and all claims and causes of action against Honeywell and its Related Parties, and Honeywell shall release any and all claims and causes of action against the Debtors and their Related parties, based on or relating to, or in any manner arising from, in whole or in part of (i) the spin-off of the Debtors by Honeywell, (ii) the Indemnification Agreements and the Tax Matters Agreement and (iii) all actions taken in connection with the Debtors’ Chapter 11 cases.

The foregoing description of the PSA is a summary only and is qualified in its entirety by the terms and conditions of the PSA, which is filed as Exhibit VII attached hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit	Description

VII	Plan Support Agreement, dated January 11, 2021, by and among the parties identified therein.

11

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: January 12, 2021

CENTERBRIDGE CREDIT PARTNERS MASTER, L.P.
By:	Centerbridge Credit Partners Offshore General Partner, L.P., its general partner
By:	Centerbridge Credit Cayman GP, Ltd., its general partner
By:	Centerbridge Credit GP Investors, L.L.C., its director

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS OFFSHORE GENERAL PARTNER, L.P.
By:	Centerbridge Credit Cayman GP, Ltd., its general partner

By:	Centerbridge Credit GP Investors, L.L.C., its director

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CREDIT CAYMAN GP, LTD.

By:	Centerbridge Credit GP Investors, L.L.C., its director

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

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CENTERBRIDGE CREDIT GP
INVESTORS, L.L.C.

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS III-FLEX, L.P.
By:	Centerbridge Special Credit Partners General Partner III, L.P., its general partner
By:	CSCP III Cayman GP Ltd., its general partner

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS GENERAL PARTNER III, L.P.
By:	CSCP III Cayman GP Ltd., its general partner

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CSCP III CAYMAN GP LTD.

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

JEFFREY H. ARONSON

/s/ Jeffrey H. Aronson

13